
January 24, 2022

Frank Sun
Chief Financial Officer
Q&K International Group Ltd
Suite 1607, Building A, No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

>   **Re: Q&K International Group Ltd**
>   **Form 20-F for the fiscal year ended September 30, 2020**
>   **Filed February 16, 2021**
>   **File No. 001-39111**

Dear Mr. Sun:

We have reviewed your November 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Form 20-F filed February 16, 2021

Part I, page 1

1.   We note your response to comment 2. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Verify that your revised disclosure will be included at the outset of Part I and also be addressed in your Business Overview in Item 4.

2.   We note your response to comment 3. Please disclose, if true, that your subsidiaries and/or the Former VIE conduct operations in China, that the Former VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding

company does not conduct operations. Verify that your revised disclosure will be included at the outset of Part I.

Item 3. Key Information, page 5

3.   We note your response to comment 5. Please verify that your revised disclosure will be included at the outset of Item 3.

4.   We note your response to comment 6. Please verify that your revised disclosure will be included at the outset of Item 3 and further expand your disclosure to affirmatively address whether you or your subsidiaries are required to and have obtained the necessary permissions from the CSRC, CAC or any other entity that is required to approve of you or your subsidiaries' operations and address the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

5.   We note your response to comment 7. Please verify your revised disclosure will be included at the outset of Item 3 and include similar disclosure at the outset of Part I. In that regard, provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

6.   We note your response to comment 8. Please verify that your revised disclosure will be included early in Item 3. Additionally, we note that the activity of the Former VIE is reflected in the line items titled "Amounts Due From/To Subsidiaries and VIE" and "Equity (loss) income of subsidiaries and the VIE and VIE's subsidiaries" in the parent's financial statements. Please further expand your disclosures to provide a roll-forward of the Amounts Due From/To Subsidiaries and VIE line items.

7.   We note your response to comment 9. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act and disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Verify that your revised disclosure will be included early in Item 3.

Item 3. Key Information
D. Risk Factors, page 7

8.   We note your response to comment 11. Please verify that your revised disclosure will be included in a separate risk factor.

9.   We note your response to comment 12. Please verify that the revised disclosure will be included in a risk factor.

Frank Sun
Q&K International Group Ltd
January 24, 2022
Page 3

   You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction